Filed Pursuant to Rule 424(b)(1)
Registration No. 333-153403

Prospectus

2,200,000 SHARES

COMMUNITY BANK SYSTEM, INC.
Common Stock
__________________________________

We are offering 2,200,000 shares of our common stock.  Our common stock is traded on the New York Stock Exchange under the symbol “CBU.”  The last reported sale price of our common stock on the New York Stock Exchange on October 2, 2008 was $23.07 per share.
__________________________________

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 7.
__________________________________

	PER SHARE	TOTAL
Public offering price…………………………………………......	$20.75	$45,650,000
Underwriting discount………………………………………….	$1.14	$2,508,000
Proceeds to us, before expenses…………………….…………	$19.61	$43,142,000

We have granted the underwriters an option to purchase up to an additional 330,000 shares of common stock to cover any over-allotments.  The underwriters can exercise this option at any time within thirty days after the offering.  The underwriters expect to deliver the shares of common stock to investors on or about October 7, 2008.
__________________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Shares of our common stock are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
__________________________________

Janney Montgomery Scott LLC	Raymond James

FTN Midwest Securities Corp.

The date of this prospectus is October 3, 2008

Community Bank System, Inc.
Market Area

˜           Administrative/Operations Centers
¢           Community Bank, N.A. New York Branches
æ           First Liberty Bank & Trust Pennsylvania Branches
Ø           Financial Services Locations
¢           RBS Citizens Branches
(to be acquired in pending transaction)

Malone
Plattsburgh
Clinton
Franklin
St. Lawrence
Canton
Lake Placid
Essex
Watertown
Jefferson
Lewis
Hamilton
Warren
Oswego
Washington
Niagara
Wayne
DeWitt
Oneida
Utica
Herkimer
Erie
Canandaigua
Ontario
Seneca
Onondaga
Livingston
Yates
Cayuga
Tompkins
Chautauqua
Cattaraugus
Allegany
Steuben
Schuyler
Jamestown
Olean
Corning
Chemung
Tioga
Susquehanna
Bradford
Wyoming
Scranton
Luzerne
Lackawanna
Wilkes-Barre

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF OUR COMMON STOCK.  SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, SHARES OF OUR COMMON STOCK IN THE OPEN MARKET AND IMPOSE PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE “UNDERWRITING.”  SUCH STABILIZING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

TABLE OF CONTENTS

Summary	1
Risk Factors	7
Forward-Looking Statements	12
Use of Proceeds	12
Price Range of Our Common Stock and Dividend Information	13
Dividend Policy	13
Capitalization	14
Pro Forma Consolidated Statement of Financial Condition	15
Management's Discussion and Analysis of Financial Condition and Recent Results of Operations	17
Underwriting	32
Legal Matters	34
Experts	34
Incorporation of Certain Documents by Reference	34

i

ABOUT THIS PROSPECTUS

You should read this prospectus, together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of each of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

All references in this prospectus to “Community Bank System,” “we,” “us,” “our” or similar references mean Community Bank System, Inc., and include our consolidated subsidiaries where the context so requires. Currency amounts in this prospectus are stated in U.S. dollars.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC.  You may read and copy such materials at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates for the cost of copying by writing to the Public Reference Section of the SEC at the same address.  You may call the SEC at 1-800-SEC-0330 for more information on the public reference rooms.  You can also find our SEC filings at the SEC's web site at www.sec.gov.  You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.  Our SEC filings can also be found on our website at www.communitybankna.com.

ii

SUMMARY

This summary highlights selected information contained elsewhere, or incorporated by reference, in this prospectus.  This summary does not contain all of the information that you should consider before making an investment decision.  This prospectus contains forward-looking statements, which involve risks and uncertainties.  Our results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in “Risk Factors” and elsewhere in this prospectus.  You should read the entire prospectus carefully, including the risk factors on page 7 and documents incorporated by reference.

Community Bank System, Inc.

We are a Delaware corporation headquartered in DeWitt, New York, and the parent company of Community Bank, N.A.  We are one of the largest community banks headquartered in Upstate New York based on total assets at June 30, 2008.  We operate 141 customer facilities and 118 ATMs stretching diagonally from Northern New York to the Southern Tier of New York and west to Lake Erie, as well as in five counties in Northeastern Pennsylvania where we operate as First Liberty Bank & Trust.  We were ranked either first or second in deposit market share in 78 of the 112 towns in which we operate, based on publicly available information as of the date of this prospectus.  At June 30, 2008, we had approximately $4.7 billion in total assets, $3.2 billion in total deposits, $2.9 billion in total loans and shareholders' equity of $484 million.  Community Bank is a member of the Federal Reserve System and the Federal Home Loan Bank System, and its deposits are insured by the Federal Deposit Insurance Corporation, up to applicable limits.

Our business strategy is to operate as a profitable, diversified financial services company providing a variety of banking and other financial services, with an emphasis on consumer and residential mortgage lending and commercial business loans to small and medium-sized businesses.  As a result of consolidation of small to medium-sized financial institutions and the deemphasis on retail branch banking by larger bank holding companies in the markets we serve, we believe there is a significant opportunity for a community-focused bank to provide a full range of financial services to small and middle-market commercial and retail customers.  Our branches are located in small towns and villages where competition is less intense.  We emphasize comprehensive retail and small business products and responsive, decentralized decision-making which reflects our knowledge of our local markets and customers.

Through our subsidiaries, we offer a wide range of commercial and retail banking and financial services to businesses, individuals, agricultural and government customers.  Our account services include checking, interest-bearing checking, money market, savings, certificates of deposit and individual retirement accounts.  We also offer residential and farm loans, business lines of credit, working capital facilities, inventory and dealer floor plans, as well as installment, commercial, term and student loans.  Our lending focuses predominantly on consumer and small to medium-sized business borrowers, which enables our loan portfolio to be highly diversified.

Because we believe that there is a significant potential market for financial services and products, we offer a full range of services to satisfy our customers' financial needs.  In addition to traditional banking services and products, we offer personal trust, employee benefit trust, benefits administration and consulting, investment and insurance services to customers in our banking markets as well as in other parts of the country.  For the year ended December 31, 2007, our total noninterest income, including income from these financial services and products, was approximately $63.3 million, as compared to $37.9 million for the year ended December 31, 2003.

Consistent with our strategy to increase noninterest income, our wholly owned subsidiary Benefit Plans Administrative Services, Inc. (BPAS) acquired Alliance Benefit Group MidAtlantic (ABG) located in Philadelphia, Pennsylvania in July 2008.  In May 2007, BPAS acquired Hand Benefits & Trust, Inc. (HBT) located in Houston, Texas.  ABG and HBT provide retirement plan consulting, daily valuation administration, actuarial and ancillary support services.

We have also emphasized expansion of our banking business through business combinations with other banks and the acquisition of assets and deposits.  From 2003 through the current date, we have completed seven transactions, which added 28 branches, approximately $800 million in deposits and approximately $710 million in loans.

In addition, we have pending an acquisition with RBS Citizens, National Association (RBS Citizens) to acquire certain assets and liabilities associated with 18 branches in northern New York State with approximately $606 million in deposits and approximately $116 million in loans as of July 31, 2008.  We expect to complete this acquisition in the fourth quarter of 2008.  At June 30, 2008, after giving pro forma effect to the ABG acquisition, RBS Citizens acquisition and this offering, our total assets would have been approximately $5.3 billion, our total loans would have been approximately $3.0 billion, our total deposits would have been approximately $3.9 billion, and our branch network would have consisted of 159 customer facilities and 134 ATMs.

We are subject to examination and regulation by the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, or the OCC, and the Federal Deposit Insurance Corporation, or the FDIC.  This regulation is intended for the protection of our depositors, not our stockholders.

Our executive offices are located at 5790 Widewaters Parkway, DeWitt, New York 13214, and our phone number is (315) 445-2282.  Our web site is located at www.communitybankna.com.  The information on our web site is not a part of this prospectus.

Pending Branch Acquisition

On June 24, 2008, we entered into a definitive agreement with RBS Citizens to acquire certain loans and assets, and assume certain deposits, related to 18 RBS Citizens branches located in northern New York State.  Under this agreement, we will acquire the facilities and equipment, including 16 ATMs, as well as real estate and leases, associated with the operation of these branches.  The transaction is subject to receipt of requisite regulatory approvals and certain other conditions, and is expected to close in the fourth quarter of 2008.  We are conducting this offering to raise additional capital to support the RBS Citizens branch acquisition.  The consummation of the branch acquisition is not subject to completion of this offering.

We view this acquisition as a unique opportunity to grow our branch network in our existing market areas, as well as to expand our services and market area into contiguous markets in the Northern region of New York State.  The acquisition of the RBS Citizens branches provides us the opportunity to increase our business substantially, without a significant increase in corporate administrative overhead costs.  Based on total deposits as of June 30, 2007 (the last date for which market share information on deposits is publicly available), we expect the RBS Citizens acquisition to increase our total deposits in the Northern region of New York by $554 million and our deposit market share in that market from 6.4% to 10.4%.  In Plattsburgh and surrounding Clinton County (located on the border with Vermont and Canada), the acquisition will increase our deposit market share to a market-leading 22.8% with $292 million in total deposits.  We believe that this transaction will provide us with the benefits of acquiring a “whole-bank franchise” in the market area, without the normal whole-bank acquisition costs and risks associated with the integration of senior-level management that come with a whole-bank acquisition.

At July 31, 2008, loans to be acquired under the agreement with RBS Citizens were approximately $116 million and deposits to be assumed were approximately $606 million. Both amounts are subject to adjustments due to run-off or growth of deposits and loans occurring in the ordinary course of business prior to the closing date, and to adjustments in the loan amount based on type of loan and credit quality standards under the agreement.

Recent Developments

Summary of developments since June 30, 2008

Results during the two-month period ended August 31, 2008 reflect similar trends as those experienced during the first six months of 2008.  At August 31, 2008 the Company had total assets of $4.75 billion, deposits of $3.25 billion and stockholders’ equity of $487 million.  Some of the financial highlights for the two-month period ended August 31, 2008 include the following:

•	The Company’s tax equivalent net interest rate margin remained at the 3.79% level reported for the six months ended June 30, 2008.

•	Consistent with historical trends, we experienced seasonally strong loan growth of $65.4 million for the two months ended August 31, 2008, including net growth in all loan types.

•
Nonperforming loans declined to $11.2 million or 0.37% of total loans at August 31, 2008, from $11.5 million and 0.39% of total loans at June 30, 2008.  At August 31, 2008, the allowance for credit losses represented 1.25% of total loans and 334% of nonperforming loans as compared to 1.27% and 324% as of June 30, 2008, respectively.

•
The net market value gain over book value of our available for sale securities portfolio, which contains no FNMA or FHLMC common or preferred stock, increased $2.6 million since June 30, 2008.  Based on our analysis, we have determined that any unrealized losses are temporary.  We have the ability and intent to hold our investment securities currently in an unrealized loss position to recovery.

•
Total deposit balances remained virtually unchanged from June 30, 2008 to August 31, 2008.  However, our efforts to better position our funding mix resulted in an additional $45.0 million of growth in core accounts offset by a $45.2 million decline in higher-cost time deposit accounts.

•
At August 31, 2008, total borrowings increased $88.5 million, primarily in short-term instruments which were utilized to fund our incremental loan growth as well as an additional $33.7 million of net investment securities purchases.

•	All capital ratios of Community Bank, N.A. continue to remain above well-capitalized levels.

The Offering

Issuer	Community Bank System, Inc.
Common stock outstanding before this offering	30,097,809 shares
Common stock offered	2,200,000 shares
Common stock to be outstanding after this offering	32,297,809 shares
Estimated net proceeds to Community Bank System	Approximately $42.9 million
Use of proceeds	To support the acquisition of 18 branches from RBS Citizens. See “Use of Proceeds.”
Dividends on common stock	$0.21 per quarter – first and second quarter 2008 $0.22 per quarter – third quarter 2008
New York Stock Exchange symbol	CBU

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of October 2, 2008 and excludes the following:

·	2,685,635 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $20.34 per share; and

·	2,188,372 shares of common stock reserved for future grants under our stock option plans.

·	330,000 shares subject to the over-allotment option.

Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes the underwriters’ over-allotment option will not be exercised.  For more information regarding the over-allotment option, see the “Underwriting” section beginning on page 32 of this prospectus.

Risk Factors

Prospective investors should carefully consider the matters set forth under “Risk Factors” beginning on page 7.

Selected Consolidated Financial Data

The table below presents summary consolidated financial information of Community Bank System, Inc. You should read this information together with the information incorporated by reference in this prospectus, including our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Reports on Form 10-K for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 and our Quarterly Report on Form 10-Q for the periods ended June 30, 2008 and 2007. We prepared the summary historical financial data using audited consolidated financial statements for each of the years in the five-year period ended December 31, 2007 and our unaudited financial statements for the six-month periods ended June 30, 2008 and 2007. In the opinion of management, the unaudited interim financial data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of our results of operations and financial condition for the six months ended June 30, 2008 and 2007. Operating results for the six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008. See “Where You Can Find More Information” for a description of how to obtain a copy of the documents incorporated by reference into this prospectus.

We acquired HBT on May 18, 2007, TLNB Financial Corporation, the parent company of Tupper Lake National Bank (TLNB), on June 1, 2007, ONB Corporation, the parent company of Ontario National Bank (ONB), on December 1, 2006, ES&L Bancorp, Inc., the parent company of Elmira Savings and Loan, F.A. (Elmira) on August 11, 2006, one branch from HSBC Bank USA, N.A. on December 3, 2004, First Heritage Bank on May 14, 2004, Grange National Banc Corp. on November 24, 2003, Peoples Bankcorp Inc. on September 5, 2003 and the Upstate New York Global Human Resource Solutions consulting group from PricewaterhouseCoopers on July 31, 2003.  Each of these acquisitions was accounted for as a purchase and, accordingly, the results of operations of the acquired businesses are included in the information below since the dates of acquisition.

	At or for the Six Months Ended June 30,			At or for the Years Ended December 31,
(In 000’s except per share data and ratios)	2008	2007	2007	2006	2005	2004	2003
Income Statement Data:
Loan interest income	$92,206	$91,025	$186,784	$167,113	$147,608	$137,077	$125,256
Investment interest income	32,015	33,789	69,453	64,788	71,836	75,770	65,915
Interest expense	53,183	58,109	120,263	97,092	75,572	61,752	59,301
Net interest income	71,038	66,705	135,974	134,809	143,872	151,095	131,870
Provision for loan losses	2,350	614	2,004	6,585	8,534	8,750	11,195
Noninterest income	35,037	28,505	63,260	51,679	48,401	44,321	37,887
Gain (loss) on investment securities & early retirement of long-term borrowings	230	(8)	(9,974)	(2,403)	12,195	72	(2,698)
Special charges/acquisition expenses	5	274	382	647	2,943	1,704	498
Noninterest expenses	75,324	67,777	141,692	126,556	124,446	118,195	102,213
Income before income taxes	28,626	26,537	45,182	50,297	68,545	66,839	53,153
Net income	22,185	20,015	42,891	38,377	50,805	50,196	40,380
Diluted earnings per share (1)	$0.74	$0.66	$1.42	$1.26	$1.65	$1.64	$1.49
Diluted earnings per share – cash (1) (3)	$0.83	$0.75	$1.62	$1.47	$1.84	$1.81	$1.64

Balance Sheet Data:
Investment securities	$1,258,792	$1,219,360	$1,391,872	$1,229,271	$1,303,117	$1,584,633	$1,329,645
Loans	2,922,243	2,767,176	2,821,055	2,701,558	2,411,769	2,358,420	2,128,446
Allowance for loan losses	(37,128)	(36,690)	(36,427)	(36,313)	(32,581)	(31,778)	(29,095)
Intangible assets	253,752	258,110	256,216	246,136	224,878	232,500	196,111
Total assets	4,657,783	4,583,149	4,697,502	4,497,797	4,152,529	4,393,295	3,854,984
Deposits	3,247,348	3,364,577	3,228,464	3,168,299	2,983,507	2,927,524	2,723,950
Borrowings	874,609	704,245	929,328	805,495	653,090	920,511	667,786
Shareholders’ equity	$483,648	$459,624	$478,784	$461,528	$457,595	$474,628	$404,828

Capital and Related Ratios:
Cash dividend declared per share (1)	$0.42	$0.40	$0.82	$0.78	$0.74	$0.68	$0.61
Book value per share (1)	16.16	15.39	16.16	15.37	15.28	15.49	14.29
Tangible book value per share (1)	7.68	6.75	7.51	7.17	7.77	7.90	7.37
Market capitalization (in millions)	617	598	589	690	676	866	694
Tier 1 leverage ratio	7.75%	7.87%	7.77%	8.81%	7.57%	6.94%	7.26%
Total risk based capital to risk adjusted assets	13.48%	14.02%	14.05%	15.47%	13.64%	13.18%	13.01%
Tangible equity to tangible assets	5.22%	4.66%	5.01%	5.07%	5.93%	5.82%	5.70%
Dividend payout ratio	56.5%	60.0%	57.1%	60.7%	43.9%	40.9%	40.2%
Period end common shares outstanding (1)	29,935	29,873	29,635	30,020	29,957	30,642	28,330
Diluted weighted-average shares outstanding (1)	30,154	30,471	30,232	30,392	30,838	30,670	27,035

Selected Performance Ratios:
Return on average assets	0.96%	0.90%	0.93%	0.90%	1.19%	1.20%	1.16%
Return on average equity	9.18%	8.68%	9.20%	8.36%	10.89%	11.39%	11.78%
Net interest margin	3.79%	3.69%	3.64%	3.91%	4.17%	4.45%	4.68%
Noninterest income/operating income (4)	30.8%	27.7%	26.1%	24.8%	27.7%	21.1%	19.6%
Efficiency ratio(2)	63.4%	63.0%	63.3%	59.9%	56.8%	52.8%	53.4%

Asset Quality Ratios:
Allowance for loan loss/total loans	1.27%	1.33%	1.29%	1.34%	1.35%	1.35%	1.37%
Nonperforming loans/total loans	0.39%	0.36%	0.32%	0.47%	0.55%	0.55%	0.62%
Allowance for loan loss/nonperforming loans	324%	368%	410%	288%	245%	245%	219%
Net charge-offs/average loans	0.12%	0.07%	0.10%	0.24%	0.33%	0.37%	0.54%
Loan loss provision/net charge-offs	142%	62%	76%	108%	110%	104%	109%

(1) All share and share-based amounts reflect the two-for-one stock split effected as a 100% stock dividend on April 12, 2004.

(2) Efficiency ratio is calculated by dividing operating expenses less amortization of intangibles and special charges/acquisition expenses by noninterest income excluding (loss) gain on investment securities and debt extinguishment and net interest income on a fully taxable equivalent basis.

(3) Cash earnings exclude the after tax effect of the amortization of market value adjustments on net assets acquired in mergers and the amortization of intangible assets.  Such earnings are reconciled to GAAP net income in either Table 1 or Table 2 of the applicable Forms 10-Q or 10-K.

(4) Operating income includes noninterest income excluding (loss) gain on investment securities and debt extinguishment and net interest income on a fully taxable equivalent basis.

RISK FACTORS

You should carefully consider the risks described below before investing in our common stock.  If any of the following risks actually occur, our business could be harmed.  This could cause the price of our stock to decline, and you may lose part or all of your investment.  This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations.  Many factors, including those described below, could cause actual results to differ materially from those discussed in forward-looking statements.

Changes in interest rates affect our profitability and assets.

Changes in prevailing interest rates may hurt our business.   Although we have diversified our revenue sources, we derive our income mainly from the difference or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities.  In general, the larger the spread, the more we earn.   Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve.  Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect (1) our ability to originate loans and obtain deposits, which could reduce the amount of fee income generated, (2) the fair value of our financial assets and liabilities and (3) the average duration of our mortgage-backed securities portfolio.  If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income could be adversely affected, which in turn could negatively affect our earnings.  Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposit and other borrowings.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on the result of our operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations.

Some of our borrowers do not repay their loans, and losses from loan defaults may exceed the reserve we establish for that purpose, which may have an adverse effect on our business.

Some borrowers do not repay loans that we make to them.  This risk is inherent in the banking business.  If a significant amount of loans were not repaid, it would have an adverse effect on our earnings and overall financial condition.  Like all financial institutions, we maintain a reserve for loan losses to provide for loan defaults and nonperformance.  The allowance for loan losses reflects our management's best estimate of probable losses in the loan portfolio at the relevant balance sheet date.  This evaluation is primarily based upon a review of our and the banking industry's historical loan loss experience, known risks contained in the loan portfolio, composition and growth of the loan portfolio, and economic factors.  However, the determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. As a result, our reserve for loan losses may not be adequate to cover actual losses, and future provisions for loan losses may adversely affect our earnings.

We depend on the accuracy and completeness of information furnished by others about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, we often rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information.  We may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information.  Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse effect on our business and, in turn, our financial condition and results of operations.

The allowance for loan losses may be insufficient.

Although we try to maintain diversification within our loan portfolio in order to minimize the effect of economic conditions within a particular industry, management also maintains an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, to absorb credit losses inherent in the entire loan portfolio.  The appropriate level of the allowance is based on management’s quarterly analysis of the loan portfolio and represents an amount that management deems adequate to provide for inherent losses, including collective impairment.  Among other considerations in establishing the allowance for loan losses, management considers economic conditions reflected within industry segments, and historical losses that are inherent in the loan portfolio.  The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires management to make significant estimates of current credit risks and future trends, all of which may undergo material changes.  Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses.

We may fail to implement our acquisitions successfully, achieve savings and realize the other anticipated benefits from the acquisitions because of difficulties in integrating our business operations.

We recently acquired ABG, an employee benefit administration and consulting company based in Philadelphia, Pennsylvania.  We have also entered into a definitive agreement to purchase 18 branches in northern New York State from RBS Citizens, which acquisition we expect to complete in the fourth quarter of 2008.  The integration of the acquired companies or branches following an acquisition will be complex and time-consuming and will present us with challenges.  As a result, we may not be able to operate the combined company as effectively as we expect.  We may also fail to achieve the anticipated potential benefits of the acquisitions as quickly or as cost effectively as we anticipate or may not be able to achieve those benefits at all.  Specifically, we will face significant challenges integrating the companies' organizations, procedures and operations in a timely and efficient manner and retaining key personnel.  In addition, our management will have to dedicate substantial effort to integrating the acquired companies and branches and, therefore, its focus and resources may be diverted from other strategic opportunities and from operational matters.  There may also be undisclosed liabilities that we assume with the acquired business.

Regional economic factors may have an adverse impact on our business.

Substantially all of our business is with customers in our market areas in New York and Pennsylvania.  Our market areas are generally slow-growing, non-metropolitan cities and towns.  Most of our customers are individuals and small and medium- sized businesses which are dependent upon the regional economy.  Adverse changes in economic and business conditions in our markets could adversely affect our borrowers, their ability to repay their loans and to borrow additional funds or buy financial services and products from us, and consequently our financial condition and performance.

We face strong competition from other banks and financial institutions, which can hurt our business.

We conduct our banking operations in a number of competitive local markets.  In those markets, we compete against commercial banks, savings banks, savings and loans associations, credit unions, mortgage banks, brokerage firms, investment advisory firms, insurance companies and other financial institutions.  Many of these entities are larger organizations with significantly greater financial, management and other resources than we have, and they offer the same or similar banking or financial services that we offer in our markets.  Moreover, new and existing competitors may expand their business in or into our markets.  Increased competition in our markets may result in a reduction in loans, deposits and other sources of our revenues.  Ultimately, we may not be able to compete successfully against current and future competitors.

We may face risks with respect to future acquisitions.

Since 2000, we have significantly grown our business through the acquisition of both branches and entire financial institutions.  When we attempt to expand our business through mergers or acquisitions, we seek partners that are culturally similar to us, have experienced management and possess either significant market presence or have potential for improved profitability through economies of scale or expanded services.  Acquiring other banks, businesses or branches involves various risks commonly associated with acquisitions, including, among other things:

•	the time and costs associated with identifying and evaluating potential acquisition and merger partners;
•	inaccuracies in the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution;
•	our ability to finance an acquisition and possible dilution to our existing stockholders;
•	the diversion of our managements’ attention to the negotiation of a transaction;
•	the incurrence of an impairment of goodwill associated with an acquisition and adverse effects on our results of operations;
•	entry into new markets where we lack experience; and
•	risks associated with integrating the operations and personnel of the acquired business.

Although we have no current intentions regarding new acquisitions other than the pending acquisition of the RBS Citizens branches, we expect to continue to evaluate attractive acquisition opportunities.  Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction.  Furthermore, failure to realize the expected revenue increases, cost savings, increase in geographic or product presence and/or other projected benefits from an acquisition could have a material adverse effect on our financial condition and result of operations.

We depend on dividends from our banking subsidiary for cash revenues, but those dividends are subject to restrictions.

Our ability to satisfy our obligations and pay cash dividends to our stockholders is primarily dependent on the earnings of and dividends from the subsidiary bank.  However, payment of dividends by the bank subsidiary is limited by dividend restrictions and capital requirements imposed by bank regulations.  As of December 31, 2007, Community Bank, N.A. had the capacity to pay up to $2.5 million in dividends to us without regulatory approval.

Our ability to pay dividends is also subject to our continued payment of interest that we owe on our subordinated junior debentures.  As of the date of this prospectus, we have $102 million of subordinated junior debentures outstanding.  We have the right to defer payment of interest on the subordinated junior debentures for a period not exceeding 20 quarters although we have not done so to date.  If we defer interest payments on the subordinated junior debentures, we will be prohibited, subject to certain exceptions, from paying cash dividends on our common stock until we pay all deferred interest and resume interest payments on the subordinated junior debentures.  See “Dividend Policy.”

Our proposed branch acquisition will decrease our tangible book value.

In accordance with our agreement with RBS Citizens, we have agreed to pay a premium over the book value of the deposits and loans we will acquire in the RBS Citizens acquisition.  This premium will decrease the tangible book value of our common stock in the approximate amount of $1.77 per share to $5.91 per share as of June 30, 2008, on a pro forma basis after giving effect to this offering and the RBS Citizens acquisition.  At June 30, 2008, the tangible book value of our common stock was $7.68 per share.  While we believe that our common stock trades primarily on the basis of earnings per share and growth in earnings per share, this tangible book value dilution may adversely affect the trading price of our stock as our stock may trade, in part, on the basis of our tangible book value per share.

We may be required to record impairment charges in respect of our goodwill, other intangible assets and investment portfolio.

As of June 30, 2008, we had approximately $253.8 million in intangible assets including $234.7 million in goodwill and $1.1 billion in available-for-sale investment securities.  In the event our intangible assets are determined to be impaired, we will be required to record a charge against income.  We may also be required to record impairment charges on our investment securities if they suffer a decline in value that is considered other-than-temporary.  We test our goodwill and intangible assets for impairment at least annually and more frequently when events or circumstances indicate that impairment may have occurred.  Numerous factors, including lack of liquidity for resales of certain investment securities, absence of reliable pricing information for investment securities, adverse changes in the business climate, adverse actions by regulators, unanticipated changes in the competitive environment or a decision to change our operations or dispose of an operating unit could have a negative effect on our investment portfolio, goodwill or other intangible assets in future periods.  If an impairment charge is significant enough to result in negative net income for the period, it could affect the ability of our bank subsidiary to upstream dividends to us, which could have a material adverse effect on our liquidity and our ability to pay dividends to stockholders and could also negatively impact our regulatory capital ratios and result in us not being classified as “well capitalized” for regulatory purposes.

Our indirect automobile lending program involves credit risks.

A significant portion of our lending involves the purchase of consumer automobile sales contracts from new and used automobile dealers primarily located in Upstate New York and Northeastern Pennsylvania.  As of June 30, 2008, we had approximately $470.8 million of indirect loans outstanding.  While these loans have higher yields than many of our other lending products, they involve significant risks in addition to normal credit risk.  Potential risk elements associated with indirect lending include, among other risks present in all lending, difficulty in monitoring the collateral, and limited personal contact with the borrower as the result of indirect lending through dealers.  While our indirect automobile loans are secured, they are secured by depreciating assets and characterized by loan to value ratios that could result in our not recovering the full value of an outstanding loan on repossession of the automobile.

Diversification in types of financial services may adversely affect our financial performance.

As part of our business strategy, we may further diversify our lines of business into areas that are not traditionally associated with the banking business. As a result, we would need to manage the development of new business lines in which we have not previously participated. Each new business line would require the investment of additional capital and the significant involvement of our senior management to develop and integrate the service subsidiaries with our traditional banking operations. We can offer no assurances that we will be able to develop and integrate new services without adversely affecting our financial performance.

As a result of our diversification, we have grown more reliant on non-interest income for profitability.  Our diversification efforts have focused on financial services businesses that generally provide steady fee and commission income but do not generate the interest-earning assets that contribute to net interest income.  In the event the fee income from our non-bank businesses should decline, our continued profitability may depend on our ability to reduce non-interest expense to a level that our revenue can support or to find other non-interest revenue streams to replace that income.

We may be adversely affected by changes in banking laws, regulations, and regulatory practices. Such changes would affect our ability to offer new products and services, obtain financing, receive dividends from our bank subsidiary, attract deposits, or make loans at satisfactory spreads. Such changes may also result in the imposition of additional costs.

The banking industry is heavily regulated, and such regulations are intended primarily for the protection of depositors and the federal deposit insurance funds, not shareholders or holders of subordinated debt. As a bank holding company, we are subject to regulation by the Federal Reserve Board and our bank subsidiary is subject to regulation by the OCC. These regulations affect lending practices, capital structure, investment practices, dividend policy and growth. In addition, we have non-bank operating subsidiaries from which we derive income.  Certain of these non-bank subsidiaries engage in providing investment management and insurance brokerage services, which industries are also heavily regulated on both a state and federal level. In addition, changes in laws, regulations and regulatory practices affecting the financial services industry could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations. While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

The market price and trading volume of our common stock may be volatile.

The trading volume in our common stock may fluctuate and cause significant price variations to occur.  Recently, the stock market generally has experienced extreme price and volume fluctuations, and general economic and political conditions and industry factors, such as economic slowdowns and recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease regardless of operating results.  If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price.  We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.

FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding our financial condition, results of operations, earnings outlook and business prospects. You can find many of these statements by looking for words such as “will,” “may,” “should,” “expects,” “projects,” “anticipates,” “believes,” “intends,” “estimates,” “strategy,” “plan,” “potential,” “possible” and other similar expressions.

The forward-looking statements involve certain risks and uncertainties. We cannot predict the results or actual effects of our plans and strategies, which are inherently uncertain. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Some of the factors that may cause our actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” and those discussed in our SEC filings that are incorporated herein by reference, including future filings.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

You should refer to our periodic and current reports filed with the SEC (and incorporated by reference herein) for further information on other factors that could cause actual results to be significantly different from those expressed or implied by these forward-looking statements. See above under the caption “Where You Can Find More Information” in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 2,200,000 shares of common stock that we are offering at the public offering price of $20.75 per share will be approximately $42.9 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.  If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds from this offering will be approximately $49.4 million.

The purpose of this offering is to raise additional capital to support the RBS Citizens branch acquisition and to enable us to remain in the highest category of capital adequacy for federal bank regulatory purposes.  We expect to contribute the net proceeds of this offering to Community Bank to be used for these purposes.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock is traded on the New York Stock Exchange under the symbol CBU.  The following table sets forth for the periods indicated the high and low sale prices for our common stock, as reported on the New York Stock Exchange, and the dividends declared per share on our common stock.

	High	Low	Cash Dividends Declared Per Share

Year Ending December 31, 2008
Fourth Quarter (through October 2, 2008)	$25.98	$22.55	$ -
Third Quarter	33.00	19.52	0.22
Second Quarter	26.88	20.50	0.21
First Quarter	26.45	17.91	0.21

Year Ended December 31, 2007
Fourth Quarter	$21.85	$17.70	$0.21
Third Quarter	21.69	16.61	0.21
Second Quarter	21.38	19.63	0.20
First Quarter	23.63	19.64	0.20

Year Ended December 31, 2006
Fourth Quarter	$25.11	$21.79	$0.20
Third Quarter	22.84	19.45	0.20
Second Quarter	22.38	18.75	0.19
First Quarter	24.31	20.64	0.19

On October 2, 2008, the last reported sale price of our common stock on the New York Stock Exchange was $23.07.  As of October 2, 2008, there were 30,097,809 shares of our common stock outstanding, held by approximately 3,530 holders of record.

DIVIDEND POLICY

We have historically paid regular quarterly cash dividends on our common stock, and our board of directors presently intends to continue the payment of regular quarterly cash dividends, subject to the need for those funds for debt service and other purposes.  However, because substantially all of the funds available for the payment of dividends are derived from Community Bank, future dividends will depend upon the earnings of Community Bank, its financial condition and its need for funds.

Moreover, there are a number of federal banking policies and regulations that would restrict our ability to pay dividends.  In particular, because Community Bank is a depository institution whose deposits are insured by the FDIC, it may not pay dividends or distribute capital assets if it is in default on any assessment due the FDIC.  Also, as a national bank, Community Bank is subject to OCC regulations which impose certain minimum capital requirements that would affect the amount of cash available for distribution to us.  Lastly, under Federal Reserve policy, we are required to maintain adequate regulatory capital, are expected to serve as a source of financial strength to Community Bank and to commit resources to support Community Bank.  These policies and regulations may have the effect of reducing the amount of dividends that we can declare to our stockholders.

CAPITALIZATION

The following table provides (i) our capitalization as of June 30, 2008, (ii) our capitalization as adjusted to give effect to this offering, (iii) our capitalization on a pro forma basis to give effect to the proposed acquisition of 18 bank branches from RBS Citizens and the ABG acquisition, and (iv) our actual and pro forma capital ratios.

	As of June 30, 2008
		As Adjusted
	CBSI Historical	Common Stock Offering (1)	Common Stock Offering and Acquisitions (2)
	(Dollars in Thousands)
Company obligated mandatorily redeemable preferred securities of subsidiary holding solely junior subordinated debentures of the Company	$101,963	$101,963	$101,963
SHAREHOLDERS’ EQUITY Common stock, $1.00 par value; 50,000,000 shares authorized; 33,299,520 shares outstanding (historical)	33,300	35,500	35,500
Additional paid-in capital	213,970	254,649	254,649
Retained earnings	319,927	319,927	319,927
Accumulated other comprehensive loss	(9,921)	(9,921)	(9,921)
Treasury stock, at cost (3,364,811 shares)	(73,628)	(73,628)	(73,628)
Total Shareholders’ Equity	483,648	526,527	526,527
Total Capitalization	$585,611	$628,490	$628,490
COMPANY CAPITAL RATIOS (3): Tier 1 risk-based capital ratio	11.98%	13.49%	10.23%
Total risk-based capital ratio	13.23%	14.74%	11.48%
Leverage ratio	7.75%	8.73%	6.05%
_________________________________

(1)
Assumes the sale of approximately 2,200,000 shares issued at a price of $20.75 per share less underwriting discounts and commissions of approximately $2.5 million and estimated expenses related to the offering of approximately $0.3 million.

(2)	Reflects the sale of common stock and consummation of the ABG acquisition and the RBS Citizens branch acquisition.

(3)	The capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the common stock, in a manner consistent with regulatory guidelines.

PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
June 30, 2008

The table below contains our unaudited pro forma consolidated financial condition, assuming that this offering and the acquisitions of ABG and the RBS Citizens branches were all completed on June 30, 2008.  The information contained in the table should be read in conjunction with the audited financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2007, and the unaudited financial statements and notes included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, which are incorporated by reference in this prospectus.  This information has been prepared by us, is unaudited and may not be indicative of actual results.

	CBSI Historical	ABG acquisition (1)	Common Stock Offering (2)	RBS Citizens Branch Acquisition (3) (4)	CBSI Pro Forma
(Dollars in Thousands)
ASSETS
Cash and cash equivalents	$123,233		$42,879	$410,783	$576,895
Investment securities	1,258,792	(5,079)			1,253,713
Loans	2,922,243			115,843	3,038,086
Allowance for loan losses	(37,128)			(1,471)	(38,599)
Premises and equipment, net	69,556	57		2,730	72,343
Intangible assets, net	253,752	4,974		77,904	336,630
Other assets	67,335	500		291	68,126

TOTAL ASSETS	$4,657,783	$452	$42,879	$606,080	$5,307,194

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deposits:
Noninterest bearing	$584,752			$97,058	$681,810
Interest bearing	2,662,596			508,582	3,171,178
Total Deposits	3,247,348			605,640	3,852,988

Borrowings	772,646				772,646
Subordinated debt held by unconsolidated subsidiary trusts	101,963				101,963
Accrued interest and other liabilities	52,178	452		440	53,070

TOTAL LIABILITIES	4,174,135	452		606,080	4,780,667

Shareholders’ equity
Common stock	33,300		2,200		35,500
Additional paid-in capital	213,970		40,679		254,649
Retained earnings	319,927				319,927
Accumulated other comprehensive loss	(9,921)				(9,921)
Treasury stock	(73,628)				(73,628)

TOTAL SHAREHOLDERS’ EQUITY	483,648		42,879		526,527

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,657,783	$452	$42,879	$606,080	$5,307,194
_________________________
(1)	Reflects July 2008 acquisition of ABG, a provider of retirement plan administration and consulting services.

(2)
Assumes the sale of approximately 2,200,000 shares issued at a price of $20.75 per share less underwriting discounts and commissions of approximately $2.5 million and estimated expenses related to the offering of approximately $0.3 million.

(3)
Reflects RBS Citizens branch acquisition, including $77.9 million excess of purchase price over the fair value of net assets acquired.  All information is as of  July 31, 2008.  With the additional funds available from the securities offerings and from the net deposits assumed in the RBS Citizens branch acquisition, we intend to increase the amount of investment securities held by approximately $411 million, which will correspondingly reduce cash by approximately $411 million.

(4)
The actual amounts of loans to be acquired, and deposits to be assumed, under the agreement with RBS Citizens are subject to certain adjustments contemplated by the agreement.  As of July 31, 2008, RBS Citizens loans to be acquired by us were approximately $116 million and RBS Citizens deposits to be assumed by us were approximately $606 million.  As a result of the additional intangible asset created by the RBS Citizens acquisition, pro forma tangible book value per share will decrease to $5.91 from $7.68 as of June 30, 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RECENT RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements incorporated by reference in this prospectus.  This discussion contains forward-looking statements, which involve risks and uncertainties.  Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including but not limited to those discussed in “Risk Factors” and elsewhere in this prospectus.  The May 18, 2007 acquisition of HBT and the June 1, 2007 acquisition of TLNB have been accounted for as purchases.  Accordingly, the results of operations of HBT and TLNB are included in the information below since the date of acquisition.

Net Income and Profitability

As shown in Table 1, diluted earnings per share for the second quarter and June year-to-date of $0.37 and $0.74, respectively, were $0.03 and $0.08 higher than the diluted earnings per share generated in the same periods of last year.  Net income for the quarter of $11.3 million was up 9.0% over the second quarter of 2007 and net income of $22.2 million for the first six months of 2008 increased 10.8% from the amount earned in the first half of 2007.  As compared to the first quarter of 2008, net income increased  $0.4 million or 3.6% and diluted earnings per share increased $0.01 or 2.8%.

Second quarter net interest income of $35.4 million was up $2.1 million or 6.3% from the comparable prior year period, and net interest income for the first six months of 2008 increased $4.3 million or 6.5% over the first half of 2007.  The current quarter’s provision for loan losses increased $1.2 million as compared to the second quarter of 2007 and increased $1.7 million for the first six months of 2008 as compared to the same period of 2007, reflective of organic loan growth in the quarter.  Second quarter noninterest income, excluding securities gains and losses, was $17.7 million, up $2.7 million or 18% from the second quarter of 2007, while YTD noninterest income of $35.0 million increased $6.5 million or 23% from the prior year level.  Operating expenses of $37.0 million for the quarter and $75.3 million for the first six months of 2008 were up $2.8 million or 8.3% and $7.3 million or 10.7% respectively, from the comparable prior year periods.  A significant portion of the increase was attributable to the acquisitions of TLNB and HBT during the second quarter of 2007.

In addition to the earnings results presented above in accordance with generally accepted accounting principles (GAAP), Community Bank System provides cash earnings per share, which excludes the after-tax effect of the amortization of intangible assets and acquisition-related market value adjustments.  Management believes that this information helps investors better understand the impact of acquisition activity on reported results.  Cash earnings per share for the second quarter and the first six months of 2008 were $0.42 and $0.83, respectively, up 7.7% and 10.7% from the $0.39 and $0.75 earned in the comparable periods of 2007.

As reflected in Table 1, the primary reasons for improved earnings over the prior year were higher noninterest income and net interest income, partially offset by higher operating expenses and loan loss provision.  Net interest income for the second quarter and year-to-date period increased as compared to the comparable periods of 2007 as a result of higher net interest margins as well as acquired and organic loan growth.  Excluding security gains and losses, noninterest income increased due to a strong performance by our employee benefits consulting and plan administration business, as a result of significant organic growth and the acquisition of HBT, as well as higher banking service fees, including account fees and debit card related revenues.  An increase in total loans and higher net charge-offs were the primary reasons for the increase in the loan loss provision.  Operating expenses increased for the quarter and year-to-date periods, primarily due to costs associated with the two acquisitions in the last year, as well as higher business development and volume-based processing costs, increased facility-based utilities and maintenance costs, and higher personnel expenses.  As compared to the first quarter of 2008, operating expenses decreased $1.4 million or 3.7%, reflective of seasonally lower occupancy, professional and personnel-related costs.

A condensed income statement and a reconciliation of GAAP-based earnings results to cash-based earnings results are as follows:

Table 1: Summary Income Statements

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(000's omitted, except per share data)	2008	2007	2008	2007
Net interest income	$35,440	$33,338	$71,038	$66,705
Provision for loan losses	1,570	414	2,350	614
Noninterest income excluding security losses	17,706	15,026	35,037	28,505
(Loss) gain on sales of investment securities	(57)	(8)	230	(8)
Operating expenses	36,955	34,132	75,329	68,051
Income before taxes	14,564	13,810	28,626	26,537
Income taxes	3,277	3,451	6,441	6,522
Net income	$11,287	$10,359	$22,185	$20,015

Diluted earnings per share	$0.37	$0.34	$0.74	$0.66

Table 2:  Reconciliation of GAAP Net Income to Cash Net Income (Non-GAAP measure)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(000’s omitted)	2008	2007	2008	2007
Net income	$11,287	$10,359	$22,185	$20,015
After-tax cash adjustments:
Amortization of market value adjustments on net
assets acquired in business combinations	149	175	305	354
Amortization of intangible assets	1,274	1,185	2,461	2,335
Net income – cash	$12,710	$11,719	$24,951	$22,704

Diluted earnings per share – cash	$0.42	$0.39	$0.83	$0.75

Net Interest Income

Net interest income is the amount by which interest and fees on earning assets (loans, investments and cash) exceed the cost of funds, primarily interest paid to our depositors and interest on external borrowings.  Net interest margin is the difference between the gross yield on earning assets and the cost of interest-bearing funds as a percentage of earning assets.

As shown in Table 3a, net interest income (with nontaxable income converted to a fully tax-equivalent basis) for the second quarter of 2008 was $39.2 million, a $2.1 million increase from the same period last year.  A $90.4 million increase in interest-earning assets and a 14 basis point increase in the net interest margin versus the prior year offset a $73.7 million increase in average interest-bearing liabilities.  As reflected in Table 4, the rate decreases from interest bearing liabilities and the volume increases in interest earning assets had a $6.4 million favorable impact on net interest income, while the decrease in rate on interest bearing assets and higher interest bearing liability balances had a $4.3 million unfavorable impact on net interest income.  June 2008 YTD net interest income of $78.7 million increased $4.4 million or 6.0% from the year earlier period.  A $116.8 million increase in interest bearing assets and a 10 basis point increase in the net interest margin more than offset a $110.3 million increase in interest bearing liabilities.  The increase in interest earning assets and the lower rate on interest bearing liabilities had a $10.5 million favorable impact that was partially offset by a $6.1 million unfavorable impact from the decrease in rate on interest bearing assets and the increase in interest bearing liability balances.

Higher second quarter and June YTD average loan balances were attributable to $119.3 million of quarterly average organic loan growth since the second quarter of 2007, driven by growth in all portfolios: consumer installment, consumer mortgage and business lending.  The remaining contribution to the increase in the average second quarter loan balance was the $38.0 million of loan growth due to the TLNB acquisition.  Average investments and cash equivalents for the second quarter and YTD periods were $66.9 million and $30.6 million lower than the respective periods of 2007, primarily due to cash flows from maturing investments being used to fund loan growth.   In comparison to the prior year, total average deposits declined $45.9 million or 1.4% and $2.7 million or 0.1% for the quarter and YTD periods, respectively.  Consistent with our objectives, core deposit products increased $97 million or 5.5% since the second quarter of 2007, while time deposits were allowed to decline $142 million during the same timeframe.   Quarterly average deposits from the TLNB acquisition were $68 million, an increase of $41.9 million from the second quarter of 2007.  Quarterly and YTD average borrowings increased $125.4 million and $117.9 million as compared to the second quarter and first six months of 2007, respectively, primarily due to the all-cash acquisitions of TLNB and HBT, partially offset by the redemption of $25 million of fixed rate trust preferred securities in the first quarter of 2008.

The net interest margin of 3.78% for the second quarter and 3.79% for the year to date period increased 14 basis points and 10 basis points, respectively, versus the same periods in the prior year.  The improvement was primarily attributable to a 48 basis point and a 33 basis point decrease in the cost of funds for the quarter and year-to-date periods, respectively, as compared to the prior year periods. The decrease in the cost of funds is due to a 54 basis point and 34 basis point decrease in the rate paid on interest bearing deposits for the second quarter and YTD periods, respectively, and the restructuring of  $175 million of external borrowings that were replaced with lower cost instruments in late 2007 and early 2008.  Partially offsetting these improvements was a 33 basis point and 23 basis point decline in earning assets yields for the quarter and YTD periods, respectively, as compared to the comparable periods of 2007.  The change in earning-asset yields was driven by a 41 basis point and 29 basis point decrease in loan yields for the quarter and YTD periods, respectively, and a 21 basis point and 12 basis point decline in the investment yields for the quarter and YTD periods, respectively, mostly as a result of variable and adjustable-rate assets repricing downward due to the decline in short-term fed funds and other indexed rates.

The second quarter cost of funds decreased 48 basis points versus the prior year’s quarter due to an 86 basis point decrease in the average interest rate paid on external borrowings and a 54 basis point decrease on interest-bearing deposits rates.  The decrease in the external borrowing rate is due to the restructuring of $150 million of FHLB advances in December 2007 and the redemption of $25 million of variable rate, trust-preferred securities in January 2008.  Additionally, the long-term rate was impacted by the approximately 250 basis point decrease in the three month LIBOR (London Interbank Offered Rate) over the last twelve months, from which the interest rate on $25 million of the mandatorily redeemable preferred securities is based.  Interest rates on selected categories of deposit accounts were lowered throughout the second half of 2007 and the first half of 2008 in response to market conditions.  Additionally, the proportion of customer deposits in higher cost time deposits has declined 3.6 percentage points over the last twelve months, while the percentage of deposits in lower cost checking and savings accounts increased.

Tables 3a and 3b below set forth information related to average interest-earning assets and interest-bearing liabilities and their associated yields and rates for the periods indicated.  Interest income and yields are on a fully tax-equivalent basis using marginal income tax rates of 38.49% in 2008 and 38.75% in 2007.  Average balances are computed by accumulating the daily ending balances in a period and dividing by the number of days in that period.  Loan yields and amounts earned include loan fees.  Average loan balances include nonaccrual loans and loans held for sale.

Table 3a: Quarterly Average Balance Sheet

	Three Months Ended			Three Months Ended
(000's omitted except yields and rates)	June 30, 2008			June 30, 2007
			Avg.			Avg.
	Average		Yield/Rate	Average		Yield/Rate
	Balance	Interest	Paid	Balance	Interest	Paid
Interest-earning assets:
Cash equivalents	$29,138	$140	1.93%	$87,554	$1,148	5.26%
Taxable investment securities (1)	750,820	9,775	5.24%	797,807	11,214	5.64%
Nontaxable investment securities (1)	524,454	9,063	6.95%	485,922	8,355	6.90%
Loans (net of unearned discount)	2,869,338	45,837	6.43%	2,712,021	46,262	6.84%
Total interest-earning assets	4,173,750	64,815	6.25%	4,083,304	66,979	6.58%
Noninterest-earning assets	466,196			453,044
Total assets	$4,639,946			$4,536,348

Interest-bearing liabilities:
Interest checking, savings and money market deposits	$1,304,146	2,519	0.78%	$1,213,419	3,435	1.14%
Time deposits	1,362,278	13,520	3.99%	1,504,716	16,657	4.44%
Short-term borrowings	420,392	4,258	4.07%	154,799	1,622	4.20%
Long-term borrowings	449,474	5,333	4.77%	589,686	8,204	5.58%
Total interest-bearing liabilities	3,536,290	25,630	2.92%	3,462,620	29,918	3.47%
Noninterest-bearing liabilities:
Demand deposits	563,045			557,195
Other liabilities	51,167			50,881
Shareholders' equity	489,444			465,652
Total liabilities and shareholders' equity	$4,639,946			$4,536,348

Net interest earnings		$39,185			$37,061
Net interest spread			3.33%			3.11%
Net interest margin on interest-earnings assets			3.78%			3.64%

Fully tax-equivalent adjustment		$3,745			$3,722

(1) Averages for investment securities are based on historical cost basis and the yields do not give effect to changes in fair value that is reflected as a component of shareholders’ equity and deferred taxes.

Table 3b: Year-to-Date Average Balance Sheet

	Six Months Ended			Six Months Ended
(000's omitted except yields and rates)	June 30, 2008			June 30, 2007
			Avg.			Avg.
	Average		Yield/Rate	Average		Yield/Rate
	Balance	Interest	Paid	Balance	Interest	Paid
Interest-earning assets:
Cash equivalents	$36,933	$458	2.49%	$95,012	$2,478	5.26%
Taxable investment securities (1)	757,527	20,492	5.44%	769,712	21,493	5.63%
Nontaxable investment securities (1)	532,724	18,396	6.94%	493,058	16,994	6.95%
Loans (net of unearned discount)	2,845,719	92,509	6.54%	2,698,369	91,367	6.83%
Total interest-earning assets	4,172,903	131,855	6.35%	4,056,151	132,332	6.58%
Noninterest-earning assets	468,079			446,830
Total assets	$4,640,982			$4,502,981

Interest-bearing liabilities:
Interest checking, savings and money market deposits	$1,282,540	5,234	0.82%	$1,205,843	6,775	1.13%
Time deposits	1,380,464	28,499	4.15%	1,464,725	31,437	4.33%
Short-term borrowings	423,254	8,678	4.12%	157,108	3,259	4.18%
Long-term borrowings	453,326	10,772	4.78%	601,589	16,638	5.58%
Total interest-bearing liabilities	3,539,584	53,183	3.02%	3,429,265	58,109	3.42%
Noninterest-bearing liabilities:
Demand deposits	559,486			554,655
Other liabilities	55,815			53,920
Shareholders' equity	486,097			465,141
Total liabilities and shareholders' equity	$4,640,982			$4,502,981

Net interest earnings		$78,672			$74,223
Net interest spread			3.33%			3.16%
Net interest margin on interest-earnings assets			3.79%			3.69%

Fully tax-equivalent adjustment		$7,634			$7,518

(1) Averages for investment securities are based on historical cost basis and the yields do not give effect to changes in fair value that is reflected as a component of shareholders’ equity and deferred taxes.

As discussed above and disclosed in Table 4 below, the quarterly change in net interest income (on a fully tax-equivalent basis) may be analyzed by segregating the volume and rate components of the changes in interest income and interest expense for each underlying category.

Table 4: Rate/Volume

	2nd Quarter 2008 versus 2nd Quarter 2007			Six Months Ended June 30, 2008 versus June 30, 2007
	Increase (Decrease) Due to Change in (1)			Increase (Decrease) Due to Change in (1)
	Volume	Rate	Net Change	Volume	Rate	Net Change
(000's omitted)
Interest earned on:
Cash equivalents	($517)	($491)	($1,008)	($1,088)	($932)	($2,020)
Taxable investment securities	(639)	(800)	(1,439)	(336)	(665)	(1,001)
Nontaxable investment securities	666	42	708	1,370	32	1,402
Loans (net of unearned discount)	2,601	(3,026)	(425)	4,874	(3,732)	1,142
Total interest-earning assets (2)	1,461	(3,625)	(2,164)	3,752	(4,229)	(477)

Interest paid on:
Interest checking, savings and money market deposits	241	(1,157)	(916)	409	(1,950)	(1,541)
Time deposits	(1,499)	(1,638)	(3,137)	(1,767)	(1,171)	(2,938)
Short-term borrowings	2,692	(56)	2,636	5,457	(38)	5,419
Long-term borrowings	(1,773)	(1,098)	(2,871)	(3,733)	(2,133)	(5,866)
Total interest-bearing liabilities (2)	625	(4,913)	(4,288)	1,822	(6,748)	(4,926)

Net interest earnings (2)	$832	$1,292	$2,124	$2,168	$2,281	$4,449

(1) The change in interest due to both rate and volume has been allocated in proportion to the relationship of the absolute dollar amounts of such change in each component.

(2) Changes due to volume and rate are computed from the respective changes in average balances and rates and are not a summation of the changes of the components.

Noninterest Income

Our sources of noninterest income are of three primary types: 1) general banking services related to loans, deposits and other core customer activities typically provided through the branch network and electronic banking channels; 2) employee benefit plan administration, actuarial and consulting services (performed by BPA-Harbridge and HBT); and 3) wealth management services, comprised of trust services (performed by the trust unit within Community Bank, N.A.), investment and insurance products (performed by Community Investment Services, Inc. or CISI and CBNA Insurance Agency, Inc.) and asset management (performed by Nottingham Advisors or Nottingham).  Additionally, Community Bank System has periodic transactions, most often net gains (losses) from the sale of investment securities and prepayment of debt instruments.

Table 5: Noninterest Income

	Three Months Ended		Six months Ended
	June 30,		June 30,
(000's omitted)	2008	2007	2008	2007
Deposit service fees	$8,910	$7,825	$17,171	$14,802
Benefit plan administration, consulting and actuarial fees	5,933	4,767	12,245	8,739
Wealth management services	2,324	2,009	4,487	3,869
Other banking services	367	256	740	669
Mortgage banking	172	169	394	426
Subtotal	17,706	15,026	35,037	28,505
(Loss)/gain on sales of investment securities	(57)	(8)	230	(8)
Total noninterest income	$17,649	$15,018	$35,267	$28,497

Noninterest income/total income (FTE)	31.1%	28.9%	30.8%	27.7%

As displayed in Table 5, noninterest income (excluding securities gains and losses) was $17.7 million in the second quarter and $35.0 million for the first half of 2008.  This represents an increase of $2.7 million or 18% for the quarter, and $6.5 million or 23% for the YTD period in comparison to one year earlier.  A significant portion of the growth was attributable to higher benefit plan administration, consulting and actuarial fees, primarily due to the acquisition of HBT in mid May 2007.  The remainder of the increase was due to organic growth generated from new clients along with enhanced product offerings to both new and existing customers.  Second quarter and YTD wealth management services revenue increased $0.3 million or 16% and $0.6 million or 16%, respectively, a majority of which was attributable to acquired insurance agency revenues.

General recurring banking fees of $9.4 million and $18.3 million for the second quarter and first six months of 2008 were up $1.2 million or 14.5% and $2.4 million or 15.1%, respectively, as compared to the prior year periods.  The increase was driven by organic core deposit account growth, higher electronic-banking revenues, including card-related activity, and incremental income generated from acquired branches.

The ratio of noninterest income to total income (FTE basis) was 31.1% for the quarter and 30.8% for the year-to-date period versus 28.9% and 27.7% for the comparable periods in 2007.  This improvement is a function of increased noninterest banking and financial services income (excluding net security gains), combined with proportionally smaller increases in net interest income.

Operating Expenses

Table 6 below sets forth the quarterly results of the major operating expense categories for the current and prior year, as well as efficiency ratios (defined below), a standard measure of expense utilization effectiveness used in the banking industry.

Table 6: Operating Expenses

	Three Months Ended		Six months Ended
	June 30,		June 30,
(000's omitted)	2008	2007	2008	2007
Salaries and employee benefits	$19,772	$18,386	$40,158	$36,672
Occupancy and equipment	5,189	4,559	10,762	9,225
Data processing and communications	4,100	3,808	8,085	7,373
Amortization of intangible assets	1,645	1,581	3,176	3,096
Legal and professional fees	902	1,054	2,200	2,241
Office supplies and postage	1,237	1,008	2,515	2,054
Business development and marketing	1,507	1,538	2,829	2,488
Other	2,603	2,198	5,604	4,902
Total operating expenses	$36,955	$34,132	$75,329	$68,051

Operating expenses/average assets	3.20%	3.02%	3.26%	3.05%
Efficiency ratio	62.1%	62.2%	63.4%	63.0%

As shown in Table 6, second quarter 2008 operating expenses were $37.0 million, up $2.8 million or 8.3% from the prior year level.  Year-to-date operating expenses of $75.3 million rose $7.3 million or 10.7% compared to the same period in 2007.  A significant portion of the increase was attributable to incremental operating expenses related to the TLNB and HBT acquisitions.  Additionally, the increase in operating expenses can be attributed to annual merit and other personnel related costs ($0.7 million for the quarter, $1.6 million for YTD), higher facility-based utility and maintenance costs ($0.5 million for the quarter, $1.1 million YTD), higher volume-based data processing and communication costs ($0.2 million for the quarter, $0.4 million YTD), and an increased level of business development and marketing expenses ($0.4 million for the YTD period).  A portion of the increase in data processing and communications costs, as well as the increase in business development and marketing expenses, reflects our continued investment in strategic technology and business development initiatives to grow and enhance its service offerings.

Our efficiency ratio (recurring operating expenses excluding intangible amortization and acquisition expenses divided by the sum of net interest income (FTE) and recurring noninterest income) was 62.1% for the second quarter, slightly below the comparable quarter of 2007.  This resulted from operating expenses (as described above) increasing 9.0% primarily due to the acquisitions in the last year, while recurring operating income increased at a slightly faster rate of 9.2%.  The efficiency ratio of 63.4% for the first half of 2008 was up 0.4 percentage points from a year earlier due to core operating expenses increasing 11.5% while recurring operating income increased at a slower rate of 10.8%.   In both periods, the efficiency ratios were adversely affected by the growing proportion of financial services activities, which, due to the differing nature of their business carry high efficiency ratios.  Operating expenses as a percentage of average assets increased 18 basis points and 21 basis points for the quarter and year to date periods, respectively, as operating expenses increased 8.3% and 10.7%, respectively, while average assets increased 2.3% and 3.1%, respectively, during the same time periods.  This ratio was impacted by the comparatively higher growth rates of the financial services businesses, which are less asset-intensive and have higher efficiency ratio attributes.

Income Taxes

The second quarter effective income tax rate was 22.5%, compared to the 25.0% effective tax rate in the second quarter of 2007.  The year to date effective tax rate was 22.5% as compared to the 24.6% for the first half of 2007.   The lower effective tax rate for 2008 was principally a result of a higher proportion of income being generated from tax-exempt securities and loans.

Investments

As reflected in Table 7 below, the carrying value of investments (including unrealized gains on available-for-sale securities) was $1.26 billion at the end of the second quarter, a decrease of $133.1 million from December 31, 2007 and an increase of $39.4 million from June 30, 2007.  The book value (excluding unrealized gains and losses) of investments decreased $115.8 million from December 31, 2007 and increased $35.2 million from June 30, 2007.  The short-term agency securities purchased during the third quarter of 2007 matured during the fourth quarter of 2007 and the first quarter of 2008.  Cash flows from these securities provided an opportunity to invest in municipal and certain mortgage-backed securities that improved our interest rate sensitivity position. The overall mix of securities within the portfolio over the last year has changed, with an increase in the proportion of obligations of state and political subdivisions and mortgage-backed securities, the addition of asset-backed securities and a decrease in U.S. Treasury and Agency, collateralized mortgage obligations and corporate securities.  The change in the carrying value of investments is impacted by the amount of net unrealized gains and losses in the available for sale portfolio at a point in time.  At June 30, 2008, the portfolio had a $0.1 million net unrealized loss, a decrease of $17.2 million from the unrealized gain at December 31, 2007 and an improvement of $4.2 million from the unrealized loss at June 30, 2007.  This fluctuation is indicative of the interest rate movements during the respective time periods and the changes in the size and composition of the portfolio.

Included in the available for sale portfolio are asset-backed securities with a current par value of $74.8 million and unrealized losses of $12.8 million at June 30, 2008.  The underlying collateral of these assets are principally trust-preferred securities of community banks.  We have the intent and ability to hold these securities to recovery and do not consider these investments to be other-than temporarily impaired as of June 30, 2008. Other than temporary impairment assessments are based on an evaluation of both current and future market and credit conditions as of June 30, 2008.  Subsequent changes in market or credit conditions could change those evaluations.

Table 7: Investments
	June 30, 2008		December 31, 2007		June 30, 2007
	Amortized		Amortized		Amortized
	Cost/Book	Fair	Cost/Book	Fair	Cost/Book	Fair
(000's omitted)	Value	Value	Value	Value	Value	Value
Held-to-Maturity Portfolio:
U.S. Treasury and Agency securities	$126,983	$126,800	$127,055	$127,382	$127,127	$122,376
Obligations of state and political subdivisions	7,978	8,042	6,207	6,289	5,296	5,301
Other securities	3,206	3,206	3,988	3,988	4,000	4,000
Total held-to-maturity portfolio	138,167	138,048	137,250	137,659	136,423	131,677

Available-for-Sale Portfolio:
U.S. Treasury and Agency securities	245,971	250,800	432,832	438,526	414,868	410,397
Obligations of state and political subdivisions	515,893	523,835	532,431	543,963	479,600	482,719
Corporate securities	35,613	35,349	40,457	40,270	40,527	39,533
Collateralized mortgage obligations	29,978	30,243	34,451	34,512	38,483	37,934
Asset-backed securities	72,920	61,981	73,089	72,300	0	0
Mortgage-backed securities	169,923	168,040	72,655	73,525	72,076	70,698
Subtotal	1,070,298	1,070,248	1,185,915	1,203,096	1,045,554	1,041,281
Equity securities	50,377	50,377	51,526	51,526	41,656	41,656
Total available-for-sale portfolio	1,120,675	1,120,625	1,237,441	1,254,622	1,087,210	1,082,937

Net unrealized (loss) gain on available-for-sale portfolio	(50)	0	17,181	0	(4,273)	0
Total	$1,258,792	$1,258,673	$1,391,872	$1,392,281	$1,219,360	$1,214,614

Loans

As shown in Table 8, loans ended the second quarter at $2.92 billion, up $101.2 million or 3.6% from year-end 2007 and up $155.1 million or 5.6% versus one year earlier.  On an organic basis, average loans were up $119.3 million versus one year earlier, with solid growth in all portfolios; consumer mortgage, consumer installment and business lending.  All three portfolios also grew during the second quarter, with increases of $12.7 million in the business lending portfolio, $27.3 million in the consumer mortgage portfolio, and $44.5 million in the consumer installment portfolio.

Table 8: Loans

(000's omitted)	June 30, 2008		December 31, 2007		June 30, 2007
Business lending	$1,011,137	34.6%	$984,780	34.9%	$988,886	35.7%
Consumer mortgage	1,015,114	34.7%	977,553	34.7%	948,430	34.3%
Consumer installment	895,992	30.7%	858,722	30.4%	829,860	30.0%
Total loans	$2,922,243	100.0%	$2,821,055	100.0%	$2,767,176	100.0%

Business lending increased $26.4 million in the first six months of 2008 and increased $22.3 million versus one year ago.  We continue to face competitive conditions in most of its markets and we maintain our commitment to generating growth in our business portfolio in a manner that adheres to its twin goals of maintaining strong asset quality and producing profitable margins.  We have continued to invest in additional personnel, technology and business development resources to further strengthen our capabilities in this key business segment.

Consumer mortgages increased $66.7 million year-over-year and $37.6 million in the first six months of 2008.  Consumer mortgage growth has been strong over the last few quarters despite softening demand in the overall market.  The consumer real estate portfolio does not include exposure to subprime, Alt-A, or other higher-risk mortgage products.

Consumer installment loans, including borrowings originated in automobile, marine and recreational vehicle dealerships, as well as branch originated home equity and installment loans, increased $37.3 million in the first six months of 2008 and increased $66.1 million on a year-over-year basis.  Declines in manufacturer production and industry sale projections indicate continued weakness in the new vehicle market which has created demand in late model used and program car inventories, segments in which we are an active participant.  Aggressive business development efforts have created opportunities to strategically expand our share of the market, helping drive productive growth in this portfolio.

Asset Quality

Table 9 below exhibits the major components of nonperforming loans and assets and key asset quality metrics for the periods ending June 30, 2008 and 2007 and December 31, 2007.

Table 9: Nonperforming Assets

	June 30,	December 31,	June 30,
(000's omitted)	2008	2007	2007
Nonaccrual loans	$10,016	$7,140	$8,003
Accruing loans 90+ days delinquent	370	622	778
Restructured loans	1,064	1,126	1,189
Total nonperforming loans	11,450	8,888	9,970
Other real estate owned (OREO)	637	1,007	1,411
Total nonperforming assets	$12,087	$9,895	$11,381

Allowance for loan losses to total loans	1.27%	1.29%	1.33%
Allowance for loan losses to nonperforming loans	324%	410%	368%
Nonperforming loans to total loans	0.39%	0.32%	0.36%
Nonperforming assets to total loans and other real estate	0.41%	0.35%	0.41%
Delinquent loans (30 days past due to nonaccruing) to total loans	1.13%	1.10%	0.95%
Net charge-offs to average loans outstanding (quarterly)	0.12%	0.13%	0.05%
Loan loss provision to net charge-offs (quarterly)	180%	98%	114%

As displayed in Table 9, nonperforming assets at June 30, 2008 were $12.1 million, an increase of $0.7 million versus one year earlier and a $2.2 million increase as compared to the level at the end of 2007.  Nonperforming loan ratios increased slightly during the second quarter of 2008, but remain at or near historically low levels, reflective of disciplined credit management and relatively stable economic conditions in our markets over the past few years.  Other real estate owned (OREO) decreased $0.4 million and $0.8 million from year-end 2007 and  one-year ago, respectively, a result of managing of 14 OREO properties at June 30, 2008 as compared to 20 OREO properties at June 30, 2007.  No single property has a carrying value in excess of $200,000.

Nonperforming loans were 0.39% of total loans outstanding at the end of the second quarter, seven basis points higher than the level at December 31, 2007 and three basis points higher than the 0.36% at June 30, 2007.  The allowance for loan losses to nonperforming loans ratio, a general measure of coverage adequacy, was 324% at the end of the second quarter compared to 410% at year-end 2007 and 368% at June 30, 2007.

Delinquent loans (30 days through nonaccruing) as a percent of total loans was 1.13% at the end of the second quarter, slightly higher than the 1.10% at year-end 2007 and the 0.95% at June 30, 2007.  The commercial loan delinquency ratio at the end of the second quarter increased in comparison to December 31, 2007 and June 30, 2007.  The delinquency rate for real estate loans decreased as compared to the December 31, 2007 and increased as compared to June 30, 2007.  The consumer installment loan delinquency rate decreased as compared to both December 31, 2007 and June 30, 2007.  The delinquency levels at the end of the current quarter remain favorable and are only slightly above our average of 1.11% over the previous eight quarters.

Table 10: Allowance for Loan Losses Activity

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(000's omitted)	2008	2007	2008	2007
Allowance for loan losses at beginning of period	$36,428	$35,891	$36,427	$36,313
Charge-offs:
Business lending	406	295	684	535
Consumer mortgage	62	45	114	280
Consumer installment	1,305	1,251	2,653	2,412
Total charge-offs	1,773	1,591	3,451	3,227
Recoveries:
Business lending	168	389	341	646
Consumer mortgage	9	20	55	21
Consumer installment	726	820	1,405	1,576
Total recoveries	903	1,229	1,801	2,243

Net charge-offs	870	362	1,650	984
Provision for loans losses	1,570	414	2,350	614
Allowance for acquired loans	0	747	0	747
Allowance for loan losses at end of period	$37,128	$36,690	$37,128	$36,690

Net charge-offs to average loans outstanding:
Business lending	0.10%	-0.04%	0.07%	-0.02%
Consumer mortgage	0.02%	0.01%	0.01%	0.06%
Consumer installment	0.27%	0.21%	0.29%	0.21%
Total loans	0.12%	0.05%	0.12%	0.07%

As displayed in Table 10, net charge-offs during the second quarter were $0.9 million, $0.5 million higher than the equivalent 2007 period.  All portfolios, consumer installment, business lending, and consumer mortgage experienced small increases in the level of charge-offs as compared to the historical low levels experienced in the second quarter of 2007.  The net charge-off ratio (net charge-offs as a percentage of average loans outstanding) for the second quarter was 0.12%, seven basis points higher than the comparable quarter of 2007 and two basis points below the average charge-off ratio for the previous eight quarters.  Net charge-offs and the corresponding net charge-off ratios continue to be below the average net charge-off levels of the past several years.

All portfolios experienced slightly higher net charge off ratios for the second quarter of 2008 as compared to the second quarter of 2007.   For the six months ended June 30, 2008 the net charge off ratio improved five basis points for the consumer mortgage portfolio, while the business lending and consumer installment charge off ratios were higher by nine and eight basis points, respectively.

A loan loss allowance of $37.1 million was determined as of June 30, 2008, necessitating a $1.6 million loan loss provision for the quarter, compared to $0.4 million one year earlier, driven by the growth in the loan portfolio during the second quarter.  The allowance for loan losses rose $0.4 million or 1.2% over the last 12 months, less than the 5.6% growth in the loan portfolio over the same period.  Contributing to the changes were the favorable charge-off, nonperforming and delinquency trends experienced over the last twelve months.  This contributed to the ratio of allowance for loan loss to loans outstanding declining to 1.27% at the end of the second quarter, six basis points below its level at June 30, 2007 and two basis points lower than the level at December 31, 2007.  The decrease was also slightly impacted by the increased proportion of low-risk consumer mortgage and home equity loans in the overall loan portfolio, as a result of both organic and acquired growth.

Deposits

As shown in Table 11, average deposits of $3.2 billion in the second quarter were down $45.9 million or 1.4% compared to the second quarter of 2007 and decreased $12.7 million or 0.4% versus the fourth quarter of last year.  Excluding the impact of the TLNB acquisition, average deposits decreased $87.7 million or 2.7% as compared to the second quarter of 2007.  Consistent with our focus on expanding core account relationships and reducing higher cost time deposits, core product relationships grew $96.6 million or 5.5% as compared to the second quarter of 2007 while time deposits were allowed to decline $142.4 million or 9.5%.    Interest checking account balances are above the prior year levels primarily as a result of the continued success of new product initiatives that commenced in the second quarter of 2006.  This shift in mix, combined with our ability to reduce rates due to market conditions, resulted in the quarterly cost of interest-bearing deposits declining from 3.0% in the second quarter of 2007 to 2.4% in the most recent quarter.

Average second quarter non-public fund deposits were down $18.9 million or 0.6% compared to the year earlier period and decreased $22.6 million or 0.7% versus the fourth quarter of 2007.  Excluding time deposits, non-public deposits for the second quarter were up $98.3 million or 6.1% as compared to the second quarter of 2007.  Average public funds have increased $9.9 million or 5.1% from the fourth quarter of 2007 and decreased  $26.9 million or 11.6% from the second quarter of 2007.  We continue to focus heavily on growing our core deposits through enhanced marketing and training programs and new product offerings introduced during the past two years.  The success of these efforts is demonstrated by the solid organic core deposit growth generated over the past year, with second quarter average balances increasing $68.4 million or 3.9% versus one year earlier.

Table 11: Quarterly Average Deposits

	June 30,	December 31,	June 30,
(000's omitted)	2008	2007	2007
Demand deposits	$563,045	$574,266	$557,195
Interest checking deposits	485,113	464,996	430,038
Savings deposits	458,556	451,148	459,514
Money market deposits	360,477	329,566	323,867
Time deposits	1,362,278	1,422,159	1,504,716
Total deposits	$3,229,469	$3,242,135	$3,275,330

Non-public fund deposits	$3,023,407	$3,046,018	$3,042,325
Public fund deposits	206,062	196,117	233,005
Total deposits	$3,229,469	$3,242,135	$3,275,330

Borrowings

Borrowings of $874.6 million at the end of the second quarter, decreased $54.7 million from December 31, 2007 and were up $170.4 million versus the end of the second quarter of 2007.  Borrowings were up from one year ago primarily due to the need to supplement the funding of strong loan growth and selected investment purchases.  The decline in borrowings during the first six months of 2008 was mostly attributable to a planned reduction of short-term investments and substantial core deposit balance growth.  In December 2007, we refinanced $150 million of its fixed rate FHLB advances, replacing them with lower cost instruments with similar remaining duration and conducted an early redemption of $25 million of its variable rate, trust-preferred securities in January 2008.  These restructuring strategies helped reduce our interest expense on external borrowings and consequently improved our net interest margin in the first six months of 2008.

Shareholders’ Equity

On April 20, 2005, we announced a twenty-month authorization to repurchase up to 1.5 million of our outstanding shares in open market or privately negotiated transactions.  On December 20, 2006, we extended the program through December 31, 2008 and announced an additional two-year authorization to repurchase up to 900,000 of its outstanding shares in open market or privately negotiated transactions.  All reacquired shares will become treasury shares and will be used for general corporate purposes, including those related to employee and director stock plan activities.  Through June 30, 2008, we had repurchased 1,464,811 shares at an aggregate cost of $31.5 million under this program.

Total shareholders’ equity of $483.6 million at the end of the second quarter increased $4.9 million from the balance at December 31, 2007.  This change consisted of net income of $22.2 million, $4.7 million from shares issued under the employee stock plan, and  $1.1 million from employee stock options earned, partially offset by dividends declared of $12.5 million and a $10.6 million decrease in other comprehensive income.  The other comprehensive loss is comprised of a $10.7 million decrease in the after-tax market value adjustment on the available-for-sale investment portfolio, partially offset by a $45,000 increase in the after-tax market value adjustment on the interest rate swap and a $33,000 adjustment to the funded status of our retirement plans.  Over the past 12 months total shareholders’ equity increased by $24.0 million, as net income, positive contributions from shares issued under the employee stock plan, and a higher market value adjustment more than offset dividends declared, treasury stock purchases, and the funded status of our defined benefit pension and other postretirement plans.

Our Tier I leverage ratio, a primary measure of regulatory capital for which 5% is the requirement to be “well-capitalized,” was 7.75% at the end of the second quarter, down two basis points from year-end 2007 and 12 basis points lower than its level one year ago.  The decrease in the Tier I leverage ratio compared to December 31, 2007 is primarily the result of the early call of $25 million of variable-rate trust preferred securities in the first quarter.  The decrease in the Tier I ratio, as compared to the prior year second quarter, is the result of a 0.8% increase in Tier I capital (includes shareholders equity and trust preferred securities and excludes intangibles and the market value adjustment), combined with a larger 2.3% increase in average assets excluding intangibles and the market value adjustment.  The primary drivers of the year-over-year changes were treasury share purchases, the redemption of trust-preferred securities and two acquisitions that increased both asset and intangible levels.  The tangible equity-to-assets ratio of 5.22% increased 21 basis points versus December 31, 2007 and increased 56 basis points versus June 30, 2007, due to shareholders’ equity excluding intangible assets growing at a faster pace than assets excluding intangibles.

The dividend payout ratio (dividends declared divided by net income) for the first six months of 2008 was 56.5%, down from 60.0% for the first six months of 2007.  The ratio decreased because net income increased 10.8% while dividends declared increased at a lesser 4.5%.  The expansion of dividends declared was caused by the dividend per share being raised 5.0% in August 2007, from $0.20 to $0.21, and a slight increase in the number of shares outstanding.  On a cash earnings basis, the dividend payout ratio was 50.3% for the first six months of 2008 as compared to 52.9% for the first six months of 2007.

UNDERWRITING

Janney Montgomery Scott LLC, Raymond James & Associates, Inc., and FTN Midwest Securities Corp. are the representatives of the underwriters.  Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of common stock set forth opposite the name of the underwriters at the public offering price less the underwriting discount on the cover page of the prospectus.

Underwriter	Number of Shares

Janney Montgomery Scott LLC	1,210,000
Raymond James & Associates, Inc	660,000
FTN Midwest Securities Corp	330,000

Total	2,200,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock that are being offered are subject to approval of legal matters by counsel and to other conditions.  Each underwriter is obligated to purchase all of the shares being offered (other than those covered by the over-allotment option described below) if it purchases any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $0.68 per share.  The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.10 per share on sales to other dealers.  After the public offering, the offering price and other selling terms may be changed by the underwriters.

We have granted to the underwriters an option, exercisable for up to 30 days after the date of the underwriting agreement, to purchase up to an additional 330,000 shares of common stock at the public offering price set forth on the cover page less underwriting discounts and commissions.  To the extent that the underwriters exercise this option, we will be obligated to sell that amount of shares of common stock to the underwriters.  The underwriters may exercise this option only to cover over-allotments made in connection with this offering.  If purchased, the underwriters will offer the additional shares of common stock on the same terms as those on which the 2,200,000 shares of common stock are being offered.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us.  These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares:

	No Exercise	Full Exercise

Per share underwriting discounts and commissions	$1.14	$1.14
Total underwriting discounts and commissions to be paid by us	$2,508,000	$2,884,200

We estimate that the total expenses of the offering, excluding the underwriting discount and commissions, will be approximately $0.3 million.  Expenses of the offering, excluding underwriting discount and commissions, include the SEC filing fee, printing expenses, transfer agent and registration fees, listing fees, professional fees and other miscellaneous fees.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market.  These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions.  Over-allotment involves syndicate sales of shares of common stock in excess of the number of shares of common stock to be purchased by the underwriters in the offering, which creates a syndicate short position.  Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions.  Stabilizing transactions consist of bids or purchases of shares of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

The underwriters may also impose a penalty bid.  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by that syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions.  The imposition of a penalty bid may have an effect on the price of the common stock to the extent that it may discourage resales of the common stock.

Any of these transactions may cause the price of the common stock to be higher than it would otherwise be in the absence of the transactions.  These transactions, if commenced, may be discontinued at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 120 days after the date of this prospectus, subject to certain exceptions, without the prior consent of the representatives of the underwriters.  Our directors and officers have agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock, or securities exchangeable for or convertible into shares of common stock, for a period of 120 days after the date of this prospectus without the prior written consent of the representatives of the underwriters.  The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

Janney Montgomery Scott has in the past, and may in the future, perform various services for us, including investment banking services, for which they have or may receive customary fees.  FTN Midwest Securities Corp and its affiliates FTN Financial Securities Corp. and FTN Financial Capital Markets, a division of First Tennessee Bank NA, have in the past, and may in the future, provided investment banking and fixed income capital markets services for us, including sales, trading and pricing information related to pooled trust preferred securities, for which they have or may receive customary fees.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Bond, Schoeneck & King, PLLC, Syracuse, New York.  Certain legal matters in connection with this offering will be passed upon for the underwriters by Malizia Spidi & Fisch, PC, Washington, D.C.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering:

•	Annual Report on Form 10-K for the year ended December 31, 2007 filed on March 13, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed on May 8, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed on August 7, 2008;

•
Current Reports on Form 8-K filed January 18, 2008, April 9, 2008, April 25, 2008, June 26, 2008, July 11, 2008 and July 23, 2008 (other than information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits, that is not deemed to be filed with the SEC); and

•	The description of the common stock is contained in our Registration Statement on Form 8-A filed on December 9, 1997.

Our SEC file number for these filings is 1-13695.  You may request a copy of these filings at no cost to you, by writing or telephoning us at the following address:

Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, New York 13214
(315) 445-7313
Attention: Donna J. Drengel, Corporate Secretary

__________________________________

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS.  WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.  WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED.  THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES.  THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

__________________________________

2,200,000 SHARES

COMMUNITY BANK SYSTEM, INC.

COMMON STOCK
__________________________________

PROSPECTUS
__________________________________

Janney Montgomery Scott LLC

Raymond James

FTN Midwest Securities Corp.

October 3, 2008

__________________________________